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                             April 10, 2023

       William B. Horne
       Chief Executive Officer
       Ault Disruptive Technologies Corporation
       11411 Southern Highlands Pkwy, Suite 240
       Las Vegas, NV 89141

                                                        Re: Ault Disruptive
Technologies Corporation
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed April 3, 2023
                                                            File No. 001-41171

       Dear William B. Horne:

              We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed April 3, 2023

       General

   1. We note your letter dated January 12, 2023, in response to a comment letter, dated
                                                        December 12, 2022,
relating to your Form 10-K for the year ended December 31, 2021, where you provided
proposed disclosure stating that the sponsor has substantial ties to one
                                                        non-U.S. person and
discussing the accompanying risks of such ties with respect to a potential initial
business combination being subject to review by the Committee on
                                                        Foreign Investment in
the United States (CFIUS). Please revise your disclosure in the preliminary proxy
statement to include the disclosure proposed in your January 12, 2023 response letter.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 William B. Horne
Ault Disruptive Technologies Corporation
April 10, 2023
Page 2

        You may contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 if you
have any questions.



                                                         Sincerely,
FirstName LastNameWilliam B. Horne
                                                      Division of Corporation
Finance
Comapany NameAult Disruptive Technologies Corporation
                                                      Office of Real Estate &
Construction
April 10, 2023 Page 2
cc:       Spencer G. Feldman, Esq.
FirstName LastName